December 22, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed on February 28, 2014

File No. 000-30961

Dear Mr. Krikorian:

We refer to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Ms. Carol Yu, President and Chief Financial Officer of our client Sohu.com Inc. (“Sohu”), dated December 16, 2014 (the “Second Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2013.

On Sohu’s behalf, we advise the Staff that Sohu expects to be in a position to respond to the Second Comment Letter by Monday, January 12, 2015. This delay beyond the timeframe initially requested by the Staff is necessitated by the fact that the undersigned will be unavailable to assist Sohu with its response for several days during the year-end 2014 and early 2015 holiday period.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Ms. Tamara J. Tangen (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Mr. Chui (PricewaterhouseCoopers)

Goulston & Storrs PC • Boston • DC • New York • Beijing

400 Atlantic Avenue, Boston, Massachusetts 02110-3333 • (617) 482-1776 Tel • (617) 574-4112 Fax • www.goulstonstorrs.com